August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (210) 255-6975

Catherine M. Burzik
Chief Executive Officer and President
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

> **Re: Kinetic Concepts, Inc.**
> **Definitive 14A**
> **Filed April 27, 2007**
> **File No. 001-09913**

Dear Ms. Burzik:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 18

1. Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, we note significant disclosure on pages 21 and 22 that describes the mechanics of the annual incentive bonus program, but there is minimal disclosure that discusses how the actual payouts under the plan were determined or why the 2006 annual incentive bonus payouts were made to each named executive officer at 90% of target. Please disclose the amounts of 2006 bonus paid and also provide substantive analysis and insight into how these amounts were determined. Refer also to the disclosure relating to 2006 equity grants, which does not provide sufficient insight into how the Compensation Committee determined the specific awards granted to the named executive officers. Provide an analysis of the specific factors considered by the Compensation Committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the Compensation Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Compensation Philosophy and Objectives, page 18

2. We note that the Compensation Committee engaged the services of Hewitt Associates to assist in analyzing KCI's compensation strategy. Please describe the material elements of the instructions or directions given to Hewitt Associates. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Executive Base Salaries, page 21

3. We note that base salary increases for the named executive officers, effective April 1, 2007, ranged from 0% to approximately 15% depending on position. Please disclose the increases for each named executive officer.

Annual Incentive Bonus for Executives, page 21

4. We note that, under the annual incentive bonus program, financial performance targets are determined by the Compensation Committee, which establishes annual incentive bonus guidelines based on a consolidated financial metric ("CFM") performance target. We also note that, in 2006, CFM was comprised of consolidated earnings per share, consolidated cash flow and consolidated revenue. We further note that the 2007 annual incentive bonus pools for all participants will be based 80% on your achievement of CFM performance targets, and 20% on your achievement of specified corporate scorecard objectives. Please revise your disclosure to include the specific targets for 2006 and 2007, including consolidated earnings per share,

consolidated cash flow, consolidated revenue and corporate scorecard objectives. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

5. You state on page 21 that the target bonus percentages are targeted between the 50th and 75th percentile of market data. Please revise to be more specific as to the actual percentile most closely related to the amounts you paid.

6. We note that 20% of the annual incentive bonus for named executive officers is based on the attainment of each executive's individual objectives as set by the Compensation Committee and the Chief Executive Officer. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers as well as how individual performance will impact the 2007 annual incentive bonuses. For example, disclose the individual executive performance goals for each named executive officer and discuss whether the named executive officers achieved these individual executive performance goals. See Item 402(b)(2)(vii) of Regulation S-K.

7. You state on page 22 that the annual incentive bonus guidelines are discretionary in nature and the Compensation Committee and the Board of Directors have the discretion to award some, all or none of the bonuses described in the guidelines. Please describe in detail the extent of the Compensation Committee's discretion to award bonuses regardless of whether objectives or targets are achieved and discuss how such discretion is exercised. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Executive Long-Term Incentives, page 23

8. We note the lapsing of restrictions for restricted stock or units may accelerate if annual CFM performance targets are reached as determined by the Compensation Committee. Please discuss the mechanics of how the lapsing of restrictions would accelerate and provide the targets or clarify that the CFM performance targets are the same as those for the annual incentive bonuses.

9. We note that equity grants are made effective on or around April 1 of each year. Please discuss the timing of the grant of equity-based awards as it relates to the release of material non-public information. We direct your attention to Release 8732A, Section II.A, which discusses the potential need to discuss the relationship between the timing of equity grants and the release of material non-public information to the public.

10. We note your disclosure on page 24 that, other than Mr. Ware, Ms. Burzik and Mr. Landon, each of the named executive officers received special one-time retention equity grants on November 6, 2006. We further note the "Grants of Plan-Based Awards in 2006" table on page 31 that details the grants to the named executive officers. Please expand your disclosure to discuss the grants made to Ms. Burzik on November 6, 2006, as well as the reason for the grants to each named executive officer and how the Compensation Committee determined the amount of each grant.

Summary Compensation Table, page 28

11. We note that the named executive officers received restricted common stock awards. Please revise to include any dividends received in connection with any restricted common stock in the 'Other Compensation' column as applicable.

12. We note footnote (7) to the Summary Compensation Table and your statement that the amounts in the 'All Other Compensation' column include amounts for "other personal benefits." If the total value of all perquisites and personal benefits is $10,000 or more for any named executive officer, then each perquisite or personal benefit, regardless of its amount, must be identified by type. Please revise accordingly. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 37

13. We note the various severance arrangements you have with the named executive officers and various scenarios described. Please consider revising the table to provide aggregate amounts to be awarded to each named executive officer. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Certain Relationships and Related Transactions, page 46

14. We note that KCI's Codes of Conduct provide the company's written policies and procedures for the review of any activities by a director, executive officer or employee or members of their immediate families that create or appear to create an actual or potential conflict of interest. Please provide additional information describing your policies and procedures, such as the types of transactions that are covered by such policies and procedures and any standards to be applied pursuant to such policies and procedures. Refer to Item 404(b)(1) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor